Filed Pursuant to Rule 433

File No. 333-275878

FINAL TERM SHEET

Dated October 19, 2026

WALMART INC.

$750,000,000 5.050% Notes Due 2029

$500,000,000 5.150% Notes Due 2031

$1,000,000,000 5.350% Notes Due 2033

$750,000,000 5.550% Notes Due 2036

Name of Issuer:	Walmart Inc. (“Walmart” or the “Company”)

Title of Securities:	5.050% Notes Due 2029 (“2029 Notes”)
5.150% Notes Due 2031 (“2031 Notes”)
5.350% Notes Due 2033 (“2033 Notes”)
5.550% Notes Due 2036 (“2036 Notes” and, collectively with the 2029 Notes, the 2031 Notes and the 2033 Notes, the “Notes”)

Aggregate Principal Amount:	$750,000,000 (2029 Notes)
$500,000,000 (2031 Notes)
$1,000,000,000 (2033 Notes)
$750,000,000 (2036 Notes)

Issue Price (Price to Public):	99.994% of aggregate principal amount (2029 Notes)
99.800% of aggregate principal amount (2031 Notes)
99.873% of aggregate principal amount (2033 Notes)
99.780% of aggregate principal amount (2036 Notes)

Maturity Date:	October 23, 2029 (2029 Notes)
October 23, 2031 (2031 Notes)
October 23, 2033 (2033 Notes)
October 23, 2036 (2036 Notes)

Coupon (Interest Rate):	5.050% (2029 Notes)
5.150% (2031 Notes)
5.350% (2033 Notes)
5.550% (2036 Notes)

Benchmark Treasury:	UST 4.875% due October 15, 2029 (2029 Notes)
UST 5.000% due September 30, 2031 (2031 Notes)
UST 5.000% due September 30, 2033 (2033 Notes)
UST 4.625% due August 15, 2036 (2036 Notes)

Spread to Benchmark Treasury:	+20 basis points (2029 Notes)
+27 basis points (2031 Notes)
+35 basis points (2033 Notes)
+45 basis points (2036 Notes)

Benchmark Treasury Price and Yield:	100-02; 4.852% (2029 Notes)
100-10 1/4; 4.926% (2031 Notes)
99-27 3/4; 5.022% (2033 Notes)
96-04+; 5.129% (2036 Notes)

Yield to Maturity:	5.052% (2029 Notes)
5.196% (2031 Notes)
5.372% (2033 Notes)
5.579% (2036 Notes)

Interest Payment Dates:	Interest will accrue from October 23, 2026.

Interest on the 2029 Notes will be payable semi-annually on April 23 and October 23 of each year, beginning on April 23, 2027.

Interest on the 2031 Notes will be payable semi-annually on April 23 and October 23 of each year, beginning on April 23, 2027.

Interest on the 2033 Notes will be payable semi-annually on April 23 and October 23 of each year, beginning on April 23, 2027.

Interest on the 2036 Notes will be payable semi-annually on April 23 and October 23 of each year, beginning on April 23, 2027.

Interest Payment Record Dates:	In the case of the 2029 Notes, April 8 and October 8 of each year.

In the case of the 2031 Notes, April 8 and October 8 of each year.

In the case of the 2033 Notes, April 8 and October 8 of each year.

In the case of the 2036 Notes, April 8 and October 8 of each year.

Day Count Convention:	30/360 (2029 Notes)
30/360 (2031 Notes)
30/360 (2033 Notes)
30/360 (2036 Notes)

Optional Redemption Provisions:	Walmart may redeem the Notes of any series, at its option and, as to each series of Notes, in whole or in part, at any time and from time to time, prior to the applicable Par Call Date for such series of Notes, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

• (a) the sum of the present values of the Remaining Scheduled Payments (as defined below) less (b) interest accrued to, but excluding, the redemption date, and

• 100% of the principal amount of the Notes to be redeemed,

plus, in either case, any accrued and unpaid interest thereon to, but excluding, the redemption date.

On or after the applicable Par Call Date for the Notes of any series, Walmart may, at its option, redeem such series of Notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of such series of Notes to be redeemed, plus any accrued and unpaid interest on such series of Notes to be redeemed to, but excluding, the redemption date.

“Par Call Date” means, in the case of the 2029 Notes, September 23, 2029 (the date that is one month prior to the maturity date of such Notes), in the case of the 2031 Notes, September 23, 2031 (the date that is one month prior to the maturity date of such Notes), in the case of the 2033 Notes, August 23, 2033 (the date that is two months prior to the maturity date of such Notes) and, in the case of the 2036 Notes, July 23, 2036 (the date that is three months prior to the maturity date of such Notes).

“Remaining Scheduled Payments” means, with respect to any series of Notes, the remaining scheduled payments of the principal thereof to be redeemed and interest thereon that would be due after the related redemption date but for such redemption (assuming that such notes matured on the applicable Par Call Date for such series of Notes).

In determining the present value of the Remaining Scheduled Payments, Walmart will discount such payments to the redemption date (assuming that such notes matured on the applicable Par Call Date for such series of Notes) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) using a discount rate equal to the Treasury Rate plus, in the case of the 2029 Notes, 5 basis points, in the case of the 2031 Notes, 5 basis points, in the case of the 2033 Notes, 10 basis points and, in the case of the 2036 Notes, 10 basis points.

“Treasury Rate” means, with respect to any redemption date, the yield determined by the Company in accordance with the following two paragraphs.

The Treasury Rate shall be determined by the Company after 4:15 p.m., New York City time (or after such time as yields on U.S. government securities are posted daily by the Board of Governors of the Federal Reserve System), on the third business day preceding the notice of the redemption based upon the yield or yields for the most recent day that appear after such time on such day in the most recent statistical release published by the Board of Governors of the Federal Reserve System designated as “Selected Interest Rates (Daily)—H.15” (or any successor designation or publication) (“H.15”) under the caption “U.S. government securities–Treasury constant maturities–Nominal” (or any successor caption or heading) (“H.15 TCM”). In determining the Treasury Rate, the Company shall select, as applicable: (1) the yield for the Treasury constant maturity on H.15 exactly equal to the period from the redemption date to the applicable Par Call Date for such series of Notes (the “Remaining Life”); or (2) if there is no such Treasury constant maturity on H.15 exactly equal to the Remaining Life, the two yields – one yield corresponding to the Treasury constant maturity on H.15 immediately shorter than and one yield corresponding to the Treasury constant maturity on H.15 immediately longer than the Remaining Life – and shall interpolate to the applicable Par Call Date for such series of Notes on a straight-line basis (using the actual number of days) using such yields and rounding the result to three decimal places; or (3) if there is no such Treasury constant maturity on H.15 shorter than or longer than the Remaining Life, the yield for the single Treasury constant maturity on H.15 closest to the Remaining Life. For purposes of this paragraph, the applicable Treasury constant maturity or maturities on H.15 shall be deemed to have a maturity date equal to the relevant number of months or years, as applicable, of such Treasury constant maturity from the redemption date.

If on the third business day preceding the notice of the redemption, H.15 TCM or any successor designation or publication is no longer published, the Company shall calculate the Treasury Rate based on the rate per annum equal to the semi-annual equivalent yield to maturity at 11:00 a.m., New York City time, on the second business day preceding such notice of the redemption of the United States Treasury security maturing on, or with a maturity that is closest to, the applicable Par Call Date for such series of Notes. If there is no United States Treasury security maturing on the applicable Par Call Date for such series of Notes, but there are two or more United States Treasury securities with a maturity date equally distant from the applicable Par Call Date for such series of Notes, one with a maturity date preceding the applicable Par Call Date for such series of Notes, and one with a maturity date following the applicable Par Call Date for such series of Notes, the Company shall select the United States Treasury security with a maturity date preceding the applicable Par Call Date for such series of Notes. If there are two or more United States Treasury securities maturing on the applicable Par Call Date for such series of Notes, or two or more United States Treasury securities meeting the criteria of the preceding sentence, the Company shall select from among these two or more United States Treasury securities the United States Treasury security that is trading closest to par based upon the average of the bid and asked prices for such United States Treasury securities at 11:00 a.m., New York City time. In determining the Treasury Rate in accordance with the terms of this paragraph, the semi-annual yield to maturity of the applicable United States Treasury security shall be based upon the average of the bid and asked prices (expressed as a percentage of principal amount) at 11:00 a.m., New York City time, of such United States Treasury security, and rounded to three decimal places.

A notice of any redemption will be mailed or electronically delivered (or otherwise transmitted in accordance with the depositary’s procedures) at least 10 days but not more than 60 days before the redemption date to each registered holder of Notes to be redeemed.

In the case of a partial redemption, selection of any Note for redemption, in the case of global securities representing such series of Notes, will be made in accordance with the policies and procedures of DTC (or another depositary), and in the case of certificated notes, will be made by lot. No Notes of a principal amount of $2,000 or less will be redeemed in part. If any Note is to be redeemed in part only, the notice of redemption that relates to such Note will state the portion of the principal amount of such Note to be redeemed. A new Note in a principal amount equal to the unredeemed portion of such Note will be issued in the name of the holder of such Note upon surrender for cancellation of the original Note. For so long as the Notes are held by DTC (or another depositary), the redemption of any Notes shall be done in accordance with the policies and procedures of the depositary.

Unless the Company defaults in payment of the redemption price, on and after the redemption date interest will cease to accrue on the Notes or portions thereof called for redemption.

The Company’s actions and determinations in determining the redemption price shall be conclusive and binding for all purposes, absent manifest error.

Sinking Fund Provisions:	None

Payment of Additional Amounts:	Not applicable

Legal Format:	SEC registered

Net Proceeds to Walmart (after underwriting discounts and before offering expenses):	$748,080,000 (2029 Notes) $497,250,000 (2031 Notes) $994,730,000 (2033 Notes) $744,975,000 (2036 Notes)

Settlement Date:	T+4; October 23, 2026

Joint Book-Running Managers:	BNP Paribas Securities Corp.
BofA Securities, Inc.
Morgan Stanley & Co. LLC
Citigroup Global Markets Inc.
Goldman Sachs & Co. LLC
Wells Fargo Securities, LLC

Senior Co-Managers:	Barclays Capital Inc.
HSBC Securities (USA) Inc.
J.P. Morgan Securities LLC
Mizuho Securities USA LLC
U.S. Bancorp Investments, Inc.

Co-Managers:	BBVA Securities Inc.
NatWest Markets Securities Inc.
Santander US Capital Markets LLC
Scotia Capital (USA) Inc.
SMBC Nikko Securities America, Inc.
Standard Chartered Bank
TD Securities (USA) LLC
ICBC Standard Bank Plc
Loop Capital Markets LLC
CastleOak Securities, L.P.
Independent Point Securities LLC
R. Seelaus & Co., LLC
Samuel A. Ramirez & Company, Inc.

Selling Restrictions:	European Economic Area, United Kingdom, Canada, Hong Kong, Japan, Korea, Singapore, Switzerland, Taiwan and the United Arab Emirates

CUSIP:	931142 GE7 (2029 Notes)
931142 GB3 (2031 Notes)
931142 GF4 (2033 Notes)
931142 GC1 (2036 Notes)

ISIN:	US931142GE78 (2029 Notes)
US931142GB30 (2031 Notes)
US931142GF44 (2033 Notes)
US931142GC13 (2036 Notes)

Ratings*:	Ratings for Walmart’s long-term debt securities: S&P, AA; Moody’s, Aa2; and Fitch, AA.

Concurrent Offering:	Concurrently with this offering of the Notes, Walmart is offering C$750 million aggregate amount of Senior Notes due 2030, C$2.0 billion aggregate amount of Senior Notes due 2033, C$1.75 billion aggregate amount of Senior Notes due 2038 and C$500 million aggregate amount of Senior Notes due 2056 pursuant to a separate underwriting agreement (the “Concurrent Offering”). The consummation of this offering of the Notes and the Concurrent Offering are not conditioned on each other.

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. Each securities rating should be evaluated independent of each other securities rating.

The Company expects that delivery of the Notes will be made to investors on or about October 23, 2026, which is the fourth trading day following the date hereof. This settlement cycle is referred to as “T+4.” Under Rule 15c6-1 of the SEC under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, any purchaser who wishes to trade the Notes on the date hereof or the next three succeeding business days will be required, by virtue of the fact that the Notes initially will settle T+4, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade Notes on the date hereof or the next three succeeding business days should consult their own advisors.

The offer and sale of the Notes to which this final term sheet relates have been registered by Walmart Inc. by means of a registration statement on Form S-3 (SEC File No. 333-275878).

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering in the United States to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering in the United States. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling (i) BNP Paribas Securities Corp. toll-free at 1-800-854-5674, (ii) BofA Securities, Inc. toll-free at 1-800-294-1322 or (iii) Morgan Stanley & Co. LLC toll-free at 1-866-718-1649.